EXHIBIT 99.1

POET Technologies Reports Full Year 2017 Financial Results

SAN JOSE, Calif., April 30, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, reported its audited condensed consolidated financial results for the full year ended December 31, 2017. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR.

2017 and Recent Highlights:

  Revenue increased 50% year-on-year to US$2.79 million and gross margin expanded to 52%;
  Introduced new datacom and sensing products, including distributed feedback (DFB) lasers for the datacom market and a new family of narrow linewidth (NLW) lasers for the distributed acoustic sensing (DAS) market;
  Granted 6 patents and submitted another 6 new applications in 2017, bringing the total granted to 57 and the number of pending patent applications to 12;
  Appointed three highly-experienced members to the Board of Directors within the last seven months: Jean-Louis Malinge, Don Listwin and Peter Charbonneau;
  Announced the Optical InterposerTM platform, which leverages POET’s dielectric waveguide technology to facilitate the co-packaging of electronics and optics in a single multi-chip module;
  Successfully demonstrated a high-frequency waveguide integrated PIN Photodiode targeting 100G and 400G optical transceivers for data center applications;
  Signed a Memorandum of Understanding (MOU) with Accelink for the co-development, qualification and sales of a family of transceiver products based on POET’s Optical InterposerTM platform;
  Completed a successful “bought deal” public offering in March 2018, resulting in gross proceeds of approximately US10.8 million (C$13.8 million); and
  Entered into a master collaboration agreement with SilTerra, a Malaysia-based semiconductor wafer foundry, for the co-development of certain fabrication processes and the manufacturing of POET’s Optical Interposer platform.

Financial Summary
Revenue for the full year 2017 increased to US$2.79 million, reflecting higher sales of photonic sensors for test & measurement applications. This compared to revenue of US$1.86 million in calendar year 2016, which represented approximately seven months of revenue contribution from POET’s DenseLight subsidiary that the Company acquired in May 2016. Gross margin for the full year 2017 was 52%, compared with 49% in 2016. Net loss before taxes in 2017 was (US$13.1) million, or ($0.05) per share, compared with a net loss before taxes of (US$13.4) million, or ($0.06) per share, in 2016. The net loss in 2017 included non-cash stock-based compensation of US$3.2 million and depreciation & amortization of US$2.3 million. In 2016, non-cash stock-based compensation and depreciation & amortization were US$4.1 million and US$1.5 million, respectively. Capital investment in plant, equipment and patents decreased to $1.0 million in 2017 compared to $1.3 million in 2016.

Business and Technology Update
During 2017 the Company began focusing its resources on the development of photonic solutions using a “hybrid” integration approach, which combines its Indium Phosphide (InP)-based photonics chips and its dielectric-based waveguide devices into a single package. The company’s approach to “hybrid” integration utilizing the Optical Interposer Platform was borne by the unique capabilities acquired through its acquisitions of DenseLight Semiconductor and BB Photonics in 2016. This new approach targeted the same objective, namely the replacement of discrete high-cost passive optical components with lower cost embedded devices and proven wafer-level semiconductor process and assembly technologies.  Using embedded dielectric passive devices and advanced packaging techniques, POET could lower the cost of data communications transceiver solutions for data center operators and telecom applications. By late-2017, the Company had successfully validated the potential to dramatically reduce the cost of conventional transceivers through the wafer scale integration of photonics devices and passive waveguides into a single package, leading to the announcement of POET’s Optical Interposer platform in January of 2018.

Management Comments
Dr. Suresh Venkatesan, Chief Executive Officer of POET, commented, “During 2017, we made significant progress across several areas of the business. From a financial perspective, we increased revenue 50% year-over-year with the increased shipments of light sources for sensing applications. Additionally, we recorded approximately $1.7 million in credits from the Singapore Economic Development Board (EDB) in support of our ongoing research and development efforts at our DenseLight facility.

“From a technology perspective, we achieved a real breakthrough in designing and demonstrating key elements of the POET Optical Interposer.  It is a true platform technology that is readily scalable for applications in data communication transceivers that undergo rapid evolutions in standards and generations.   It is also flexible enough to address critical applications in other markets such as automotive LIDAR and high-performance computing.  Placing photonic components in close proximity to data generators like ASICs and microprocessors has been an industry objective for decades. Among the many difficult challenges, thermal management and reliability are ones that the Optical Interposer platform can potentially address.

“While using the POET Optical Interposer platform for photonics assembly provides thermal management and reliability advantages, its primary advantage is cost, which is the basis for competition in a standards-driven industry.  We achieve low cost by employing proven semiconductor “known good die” assembly, testing and packaging techniques to the optical components of the transceiver.  Our architecture is unique, allowing us to both manufacture the passive interposer assembly platform at low cost in a factory that is compatible with mainstream silicon semiconductor fabrication and to place active devices on this platform without requiring complex alignment and expensive micro-optical components.  Further, our waveguides embedded in the interposer function as multiplexers / demultiplexers, spot-size converters and guides, and are independent of the active devices that determine the speed of the device.  The waveguides for a 100G optical engine are the same low cost as those for a 400G optical engine.  Furthermore, there is little incremental cost in adding additional communication channels to the platform. This is one example of the scalability of the POET Optical Interposer.

“Most recently, we’ve taken additional meaningful steps toward commercializing POET’s interposer technology, including our announced master collaboration agreement with SilTerra for the co-development of the waveguide manufacturing process flow, consignment of equipment and entry into a wafer purchase agreement.  We did this in order to establish a reliable and consistent manufacturing resource for the supply of wafers incorporating the Optical InterposerTM devices. We also entered into a Memorandum of Understanding with Accelink Technologies to become ‘Preferred Co-Development Partners’ on the collaborative development, qualification and sales of a family of advanced multichannel (100/400G) transmit and receive devices based on POET’s Optical InterposerTM platform. These strategic engagements with a leading foundry and global supplier of transceivers represent significant milestones in the commercialization process, as they each position the Company to engage more credibly in discussions with additional prospective customers.

“We continue to be on schedule to deliver receive optical engine prototypes to Accelink this summer, with our main challenges to that schedule being the logistics of installing and bringing up new tools and processes at 8-inch wafer foundry.  We are very pleased with the cooperation and support that we are receiving from SilTerra and our equipment vendors.  Beyond the short-term goal of prototypes for receive optical engines, we are working on the more complex transmit side of the transceiver and look forward to some announcements on that front later in the year.  We see a very significant opportunity in the Optical Interposer platform applied to a number of application areas and vertical markets.”

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

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This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding:

  the introduction of photonic transceiver components for the data communications market and the timing of the introduction of prototype samples and products to customers;
  the performance of the Optical Interposer platform, and the Company’s ability to integrate the various components and demonstrate that the optical engines meet the required specifications and customer expectations and the performance of the PIN Photodetector and its usefulness in both 100G and 400G devices;
  the ability to manage development and manufacturing across several companies and geographic regions.

They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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